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                                August 7, 2023

       Joseph K. Belanoff
       Chief Executive Officer
       Corcept Therapeutics Inc.
       149 Commonwealth Drive
       Menlo Park, CA 94025


                                                        Re: Corcept
Therapeutics Inc.
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 14,
2023
                                                            File No. 000-50679

       Dear Joseph K. Belanoff:

               We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 14, 2023

       Pay versus Performance, page 24

   1.                                                   We note your statement
in footnote (2) to your pay versus performance table that    [i]n
                                                        general, Compensation
Actually Paid is calculated as Summary Compensation Table total compensation adjusted
to include the fair market value of equity awards as of December
                                                        31 of the applicable
year or, if earlier, the vesting date (rather than the grant date).    Since
                                                        some of the required
calculations involve changes in fair market value from the prior year end, rather than fair
market value at year end, if you choose to include disclosure summarizing Regulation
S-K Item 402(v), please ensure that the correct requirements are discussed.
   2. We note footnote (5) to your pay versus performance table states the Nasdaq US
                                                        Benchmark TR Index is
your Peer Group for purposes of your Total Stockholder Return comparison. This index
appears to be a broad equity market index used for purposes of
                                                        Regulation S-K Item
201(e)(1)(i) and not the index or issuers used by you for purposes of
                                                        Regulation S-K Item
201(e)(1)(ii). Please ensure that your peer group total shareholder return column and
related disclosure uses the same index or issuers used for purposes of
                                                        Regulation S-K Item
201(e)(1)(ii) or the companies you use as a peer group for purposes of disclosure under
Regulation S-K Item 402(b).
 Joseph K. Belanoff
Corcept Therapeutics Inc.
August 7, 2023
Page 2
3. It appears that you have not provided the relationship disclosures required by Regulation
         S-K Item 402(v)(5). Please ensure that you provide this required disclosure in its entirety.
         Although you may provide this information graphically, narratively, or a combination of the two, this disclosure must be separate from the pay versus performance table required by Regulation S-K Item 402(v)(1) and must provide a clear description of each separate relationship indicated in Regulation S-K Item 402(v)(5)(i)-(iv). Please note, it is not sufficient to state that no relationship exists, even if a particular measure is not used in setting compensation.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 or Jennifer Zepralka at 202-551-
2243 with any questions.



FirstName LastNameJoseph K. Belanoff                           Sincerely,
Comapany NameCorcept Therapeutics Inc.
                                                               Division of
Corporation Finance
August 7, 2023 Page 2                                          Disclosure
Review Program
FirstName LastName